EXHIBIT 99.1

Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports Record 1st Quarter 2006 Results
-	Sales Up 29%

-	Gross Profit Rises 34%

-	Operating Income Rises 52%
Morton Grove, IL—May 15/PRNewswire-FirstCall/Lifeway Foods Inc., (Nasdaq: LWAY), makers of a nutritious, milk-based cultured beverage called kefir, announced today for the first quarter ended March 31, 2006, sales increased 29% to $6,003,023 from $4,656,860 during the same period a year ago. First quarter 2006 gross profit increased 34% to $2,790,457 from $2,078,904 during the same period a year ago. Gross margins increased to 47% in the first quarter 2006, from 45%. Operating income rose 52% to $1,406,372 in the first quarter 2006, from $923,724 during the same period a year ago. Earnings per share increased to $.11 per share for the first quarter 2006, from $.09 per share for the same three-month period in 2005.
Edward Smolyansky, CFO commented, “We are extremely pleased with our first quarter results particularly with our gross and operating margins. Our gross margins rose to their best levels since 2004, partly due to lower raw material costs. The average cost of milk (our largest raw material cost) for the first quarter 2006 was at its lowest levels since late 2004. We are confident we can maintain our strong margins throughout 2006, as the average cost of milk in April 2006 was at its lowest level of the year.”
About Lifeway Foods, Inc.
Lifeway, named as Forbes’ 38th best small business and Fortune Small Business’ 47th Fastest Growing Small Business, is America’s leading supplier of the cultured dairy product known as kefir. Kefir is a dairy beverage that contains ten types of “friendly,” active probiotic cultures. While most regular yogurt only contains two or three of these cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It’s Pudding!.
For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net .
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company’s reports filed with the Securities and Exchange Commission.

	Three Months Ended		Year Ended
	March 31,		December 31,
	2006	2005	2005

Sales	$6,003,023	$4,656,860	$20,131,654

Cost of goods sold	3,212,566	2,577,956	11,664,065

Gross profit	2,790,457	2,078,904	8,467,589

Operating expenses	1,384,085	1,155,180	5,066,227

Income from operations	1,406,372	923,724	3,401,362

Other income (expense):
Interest and dividend income	86,235	65,276	323,365
Interest expense	(50,226)	(7,442)	(100,762)
Gain (loss) on sale of marketable securities, net	(36,878)	198,140	445,327
Gain on marketable securities classified as trading	512	3,516	13,773

Total other income	(357)	259,490	681,703

Income before provision for income taxes	1,406,015	1,183,214	4,083,065

Provision for income taxes	511,352	457,823	1,534,592

Net income	$894,663	$725,391	$2,548,473

Basic and diluted earnings per common share	0.11	0.09	0.30

Weighted average number of shares outstanding	8,396,189	8,432,653	8,404,496

COMPREHENSIVE INCOME

Net income	$894,663	$725,391	$2,548,473
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on marketable securities (net of tax benefits)	275,537	(56,722)	42,708
Less reclassification adjustment for gains (losses) included in net income (net of taxes)	(21,648)	(115,226)	(261,402)

Comprehensive income	$1,148,552	$553,443	$2,329,779